NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES TO COMMENCE DEVELOPMENT
OF BAY ADELAIDE CENTRE EAST TOWER

IN TORONTO

---

Deloitte to be Anchor Tenant in New One-Million-Square-Foot

Premier Office Tower

---

Bay Adelaide Centre to be Expanded to Over Two Million Square Feet,

One of the Largest in Canada

TORONTO, June 12, 2012 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced its plans to commence development of the second office tower of Bay Adelaide Centre in downtown Toronto. Professional services firm Deloitte has signed a commitment to lease 420,000 square feet – approximately 43% of the building – as the anchor tenant of Bay Adelaide Centre East.

“Strong fundamentals and low vacancy in Toronto’s financial core signify the market’s willingness to support new office development,” said Jan Sucharda, president and chief executive officer of Brookfield Office Properties’ Canadian Commercial Operations. “Building upon the success of Bay Adelaide Centre West and its prestigious roster of tenants, we are thrilled to commence development of the East tower with the highly respected firm, Deloitte, as the lead tenant. Bay Adelaide Centre has become the newest premier professional precinct in downtown Toronto.”

Frank Vettese, new managing partner and chief executive of Deloitte Canada, said: “This is a truly exciting project for the people of Deloitte. It will allow us to create the workplace of the future by consolidating our Toronto operations in one innovative space that will inspire collaboration, teamwork and learning. This project will focus on bringing the next evolution of Deloitte’s services to the marketplace and will become a destination for our people and clients. It is also in keeping with our commitment to sustainability and to advancing our objectives around corporate responsibility.”

Bay Adelaide Centre East, located on Adelaide Street West between Bay and Yonge Streets, adjacent to Bay Adelaide West, will be a 44-storey, 980,000-square-foot office tower with best-in-class operational, environmental and life-safety systems. Once completed, the East and West towers will represent the forefront of premier office product in Toronto’s financial core, encompassing the full Adelaide Street block between Bay and Yonge Streets.

Consistent with Bay Adelaide Centre West and all of Brookfield Office Properties’ new developments, Bay Adelaide Centre East will be built to a minimum LEED CS – Gold environmental certification.

The East tower’s expected completion date of late 2015/early 2016 coincides with several large office lease expiries in the financial core and gives these firms a new, premium build solution in a coveted location. The building will have direct access to subways and the amenities of the PATH underground pedestrian system.

The commencement of Bay Adelaide East is conditional on obtaining certain municipal approvals.

The 51-storey, 1.2-million-square-foot Bay Adelaide Centre West opened in 2009 and is 95% leased. At the time it was developed it was the first new office tower in Toronto’s financial core in 17 years.

In addition to Bay Adelaide Centre East and West, the third and final phase of the development – Bay Adelaide Centre North – can accommodate additional new development of approximately 500,000 square feet.

# # #

About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 110 properties totaling 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and Brookfield Place in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, VP, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com